May 5, 2015

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: USA MUTUALS (the “Trust”)
File Nos.: 333-57548, 811-10319

Dear Ms. Rossotto:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments provided on April 1, 2015 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 34 to its registration statement, filed on behalf of its series, the USA Mutuals Takeover Targets Fund (the “Fund”), a series of the Trust.  PEA No. 34 was filed pursuant to Rule 485(a)(1) under the 1933 Act on Form N-1A on February 13, 2015.  PEA No. 34 was filed for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. 37 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Summary Section – Fees and Expenses of the Fund and Example

1.
Staff Comment:  Please clarify the recoupment of previously waived expenses referenced in footnote (3) to the Fees and Expenses of the Fund table is subject to the cap on Fund expenses in place at the time the expenses were waived.

Response:  The Trust responds by revising the applicable disclosure in footnote (3) to the Fees and Expenses of the Fund table to read as follows (revised text shown in underline for emphasis only):

“The Advisor shall be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years, subject to the limitations on Fund expenses in effect at the time of the waiver.”

2.
Staff Comment:  Please clarify the expense Example takes into account the effect of the waiver on Fund expenses only for the current term of the contractual waiver described in footnote (3) to the Fees and Expenses of the Fund table.

Response:  The Trust responds by adding the following statement to the narrative disclosure preceding the Example:

“The limitation on total fund operating expenses discussed in footnote (3) to the table above is reflected in the Example only through July 31, 2016.”

Summary Section – Principal Investment Strategies and Principal Risks

3.
Staff Comment:  In the discussion of the Fund’s principal investment strategies, please clarify what is meant by disclosure stating “companies the Advisor believes are likelier to be acquired in a greater percentage than the companies in the market index.”  Please also specify what is meant by the “market index.”

Response:  The Trust responds by replacing the disclosure with the following:

“Under normal market conditions, the Fund seeks to achieve its investment objective by selecting equity securities of companies the Advisor has identified as having characteristics that make them attractive takeover candidates.”

4.	Staff Comment: In the discussion of the Fund’s principal investment strategies, please clarify what the Fund’s “universe of potential companies” consists of.

Response:  The Trust responds by revising the applicable disclosure to indicate that the universe of potential equity securities is composed of the largest 5,000 companies by market capitalization that trade on U.S. exchanges.

5.
Staff Comment:  The Staff notes the Fund has included risks related to the allocation of assets to a strategy in the bullet point list of Principal Risks, however no discussion of an asset allocation strategy is included in the discussion of Principal Investment Strategies.  If the Fund will use an asset allocation strategy, please included appropriate disclosure in the discussion of Principal Investment Strategies.  The Staff notes that related disclosure is also made in the discussion of Principal Risks in the Item 9 disclosures.

Response:  The Trust responds by stating supplementally that the Fund does not intend to use an asset allocation strategy, and accordingly the Trust has removed the related risk disclosures from the discussion of Principal Risks in the Summary Section and the Item 9 disclosures.

6.
Staff Comment:  The Staff notes the Fund has included risk disclosures related to the political, social and economic stability of developed and emerging markets, but no disclosure related to investments in emerging markets has been included in the discussion of Principal Investment Strategies.  Please include appropriate disclosure in the Principal Investment Strategies, or if the Fund will not invest in emerging markets as a principal investment strategy, please remove the reference to emerging markets from the Principal Risk disclosures.

Response:  The Trust responds by revising disclosure in the discussion of the Fund’s Principal Investment Strategies to indicate the Fund’s investments in foreign issuers whose securities are traded in the U.S. as American Depositary Receipts (“ADRs”) may include emerging markets or less developed countries.

7.
Staff Comment:  The Staff notes the risks included under “Principal Risks” are general in nature, and are not specifically tied to the Fund’s strategy of investing in takeover targets companies.  Please consider including risk factors related specifically to takeover targets companies.

Response:  The Trust responds by including the following risk disclosure in the Summary Section:

•
investments in companies that the Advisor expects will be involved in a takeover event carry the risk that the expected event or transaction may not be completed or may be completed on less favorable terms than originally expected, which may lower the Fund’s performance.

In addition, the following risk disclosure has been added to the Fund’s Item 9 risk disclosures:

Takeover Targets Risks.  The Fund’s investments in takeover targets companies involves the risk that the Advisor’s evaluation of the outcome of a proposed takeover event will prove incorrect and that the Fund’s return on the investment will be negative.  Even if the Advisor’s judgment regarding the likelihood of a specific outcome proves correct, the expected event may be delayed or completed on terms other than those originally proposed, which may cause the Fund to lose money or fail to achieve a desired rate of return.  The Fund’s investment strategies are not designed to benefit from general market appreciation or improved economic conditions in the global economy.  Accordingly, the Fund may underperform the broad equity markets under certain market conditions.

8.	Staff Comment: Please include disclosures of the risks of investing in common stocks, preferred stocks, convertible securities and debt securities.

Response:  The Trust responds by adding the following risk disclosures to the discussion of Principal Risks:

•	common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change;
•	preferred stocks are subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited;

•
convertible securities are subject to many of the same risks as regular fixed-income securities, including the risk that when market interest rates rise, the value of the convertible security falls, and in the event of a liquidation of the issuing company, holders of convertible securities generally would be paid after the company’s creditors but before the company’s common shareholders;

•	fixed income securities held by the Fund are subject to interest rate risk, call risk, prepayment and extension risk, credit risk, and high yield securities risk;
•	there is no assurance the U.S. Government will provide financial support on securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities.

Summary Section – Performance

9.	Staff Comment: Please include the disclosure required by Item 4(b)(2)(i) of Form N-1A.

Response:  The Trust responds by revising the disclosure under “Performance” to read as follows (additional disclosure is shown in underline for emphasis only):

“When the Fund has been in operation for a full calendar year, performance information will be shown in this Prospectus.  Remember, the Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.  Updated performance information will be available on the Fund’s website at www.usamutuals.com.”

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

10.	Staff Comment: Please include disclosure stating any requirement for providing advance notice to shareholders in the event of changes to the Fund’s investment objective, strategies and policies.

Response:  The Trust responds by revising related disclosure under “Investment Objective” to read as follows:

“The Fund’s investment objective, investment strategies and policies described in this Prospectus are not fundamental and may be changed by sole action of the Board of Trustees without shareholder approval.  Shareholders will be provided with 60 days advance written notice prior to a change to the Fund’s investment objective.”

11.
Staff Comment:  In the second paragraph of the discussion of Principal Investment Strategies, please include a definition of what the Fund considers to be small capitalization companies.  Please also include conforming disclosure as appropriate in the Summary Section and related risk disclosures.

Response:  The Trust responds by stating supplementally that the Fund does not intend to invest in small capitalization companies at a more significant rate than companies of any other market capitalization and has removed the disclosure related to small capitalization companies from this section.

12.
Staff Comment:  Please include a discussion of any consideration given to the Fund’s continued investment in a takeover targets company after a merger of the company has been completed or the company is no longer considered to be a target for takeover.

Response:  The Trust responds by including the following disclosure in this section:  “When a takeover of a company held in the Fund’s portfolio is announced, the company will be placed on notice for liquidation.  As the Fund’s portfolio is rebalanced in the future, liquidations will occur of companies held by the Fund that are no longer considered to be takeover targets.  At the same time, the Fund’s holdings in companies that no longer fit the chosen rebalanced portfolio will be liquidated.

13.	Staff Comment: If the Fund’s portfolio turnover rate is expected to be greater than 100%, please include disclosure of an active trading strategy and related risks in the Summary Section.

Response:  The Trust responds by stating supplementally that the Fund’s investment adviser does not expect the Fund’s portfolio turnover rate to exceed 100%.

14.	Staff Comment: Please consider addressing investments in small capitalization companies in the discussion of “Who May Want to Invest in the Fund.”

Response:  The Trust responds by revising the disclosure of “Who May Want to Invest in the Fund” to read as follows (additional disclosure is shown in underline for emphasis only):

“The Fund may be appropriate for investors who are looking for an equity component to complete their portfolio, are willing to assume the risk of investing in equity securities, including small and medium capitalization companies, and seek capital appreciation on investments in equity securities.”

15.
Staff Comment:  The Staff notes that the disclosure under “Stock Market Risks” refers to risks related to large capitalization companies and specific styles (growth or value) of investing, but that none of these are discussed as part of the Fund’s principal strategies.  Please consider revising this disclosure to be tailored specifically to the Fund’s principal strategies.

Response:  The Trust responds by replacing the disclosure under “Stock Market Risks” with the following:

Stock Market Risks.  The Fund invests in equity securities.  Stock market prices of securities may be adversely affected by many factors, such as an issuer’s having experienced losses or by the lack of earnings or by the issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer.  If the stock market declines in value, shares of the Fund are likely to decline in value.  Furthermore, the Fund’s focus on stocks of takeover targets companies subjects it to the risk that its performance may be lower than that of other types of equity funds that focus on other types of stocks or that have a broader investment style (such as the general market).

16.
Staff Comment:  The Staff notes the disclosure under “Management Risks” focus on factors that are not necessarily specific to the Fund.  Please consider revising this disclosure to be tailored specifically to the Fund’s principal strategies.

Response:  The Trust responds by replacing the disclosure under “Management Risks” with the following:

Management Risk.  The ability of the Fund to meet its investment objective is directly related to the Advisor’s investment strategies for the Fund.  The value of your investment in the Fund may vary with the effectiveness of the Advisor’s research, analysis and selection of portfolio securities.  If the Advisor’s investment strategies do not produce the expected results, your investment could be diminished or even lost.

17.
Staff Comment:  Please review all disclosures under “Principal Risks of Investing in the Fund” to ensure they align and conform to the Principal Risks disclosed in the Summary Section, and that all risk disclosures are tailored specifically to the Fund’s investment strategies.

Response:  The Trust responds by adding the following risk disclosures to this section:

•
Equity Risk.  Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change.  These investor perceptions are based on various and unpredictable factors including: expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction; and global or regional political, economic and banking crises.  If you held common stock of any given issuer, you would generally be exposed to greater risk than if you held preferred stocks and debt obligations of the issuer because common stockholders generally have inferior rights to receive payments from issuers in comparison with the rights of preferred stockholders, bondholders and other creditors of such issuers.  Preferred stock has a blend of the characteristics of a bond and common stock.  It can offer the higher yield of a bond and has priority over common stock in equity ownership, but does not have the seniority of a bond and, unlike common stock, its participation in the issuer’s growth may be limited.  Preferred stock has preference over common stock in the receipt of dividends and in any residual assets after payment to creditors should the issuer be dissolved.  Although the dividend on preferred stock may be set at a fixed annual rate, in some circumstances it can be changed or omitted by the issuer.

•
Convertible Securities Risk.  A convertible security is a fixed income security (a debt instrument or a preferred stock) that may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer.  Convertible securities are senior to common stock in an issuer’s capital structure, but are subordinated to any senior debt securities.  While providing a fixed income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security’s underlying common stock.

•
Fixed Income Securities Risk.  Fixed income securities held by the Fund are subject to interest rate risk, call risk, prepayment and extension risk, credit risk and liquidity risk, which are more fully described below.

•
Interest Rate Risk.  Fixed income securities are subject to the risk that the securities could lose value because of interest rate changes.  For example, bonds tend to decrease in value if interest rates rise.  Fixed income securities with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than fixed income securities with shorter maturities.

•
Call Risk.  During periods of declining interest rates, a bond issuer may “call,” or repay, its high yielding bonds before their maturity dates.  In this event the Fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in its income.

•
Prepayment and Extension Risk.  Many types of fixed income securities are subject to prepayment risk.  Prepayment occurs when the issuer of a fixed income security can repay principal prior to the security’s maturity.  Fixed income securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment.  In addition, the potential impact of prepayment features on the price of a fixed income security can be difficult to predict and result in greater volatility.  On the other hand, rising interest rates could cause prepayments of the obligations to decrease.  This is known as extension risk and may increase the Fund’s sensitivity to rising rates and its potential for price declines.

•
Credit Risk.  Fixed income securities are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due.  There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt.  Lower rated fixed income securities involve greater credit risk, including the possibility of default or bankruptcy.

•
Liquidity Risk.  Trading opportunities are more limited for fixed income securities that have not received any credit ratings, have received ratings below investment grade or are not widely held.  These features make it more difficult to sell or buy a security at a favorable price or time.  Consequently, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on its performance.  Infrequent trading of securities may also lead to an increase in their price volatility.  Liquidity risk also refers to the possibility that the Fund may not be able to sell a security or close out an investment contract when it wants to.  If this happens, the Fund will be required to hold the security or keep the position open, and it could incur losses.

•
Government Sponsored Entity Risk.  U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury.  Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself.  In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned.  There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so.  As a result, there is a risk that these entities will default on a financial obligation.  For instance, securities issued by the Government National Mortgage Association, commonly known as “Ginnie Mae,” are supported by the full faith and credit of the U.S. Government.  Securities issued by The Federal National Mortgage Association, commonly known as “Fannie Mae” and The Federal Home Loan Mortgage Corporation, commonly known as “Freddie Mac” are supported only by the discretionary authority of the U.S. Government.  However, the obligations of Fannie Mae and Freddie Mac have been placed into conservatorship until the entities are restored to a solvent financial condition.  Securities issued by the Student Loan Marketing Association are supported only by the credit of that agency.

Prospectus – Management of the Fund

18.	Staff Comment: Please confirm the date of the investment advisory agreement referenced in this section is accurate.

Response:  The Trust responds by revising the date of the investment advisory agreement to be April 29, 2015.

19.
Staff Comment:  Please include the disclosure required by Item 10(a)(1)(i) of Form N-1A, describing the investment adviser’s experience as an investment adviser and the advisory services that it provides to the Fund.

Response:  The Trust responds by revising disclosure in this section to read as follows:

“The Advisor serves as investment advisor to mutual funds, including two other mutual funds in the Trust (together with the Fund, the “USA Mutuals Funds”), which are currently offered in a separate prospectus.  The Advisor, subject to the general oversight of the Board of Trustees, has overall responsibility for directing the investments of the Fund in accordance with its investment objective, policies and limitations.  The Advisor also keeps related records for the Fund.”

Statement of Additional Information – Investment Limitations

20.	Staff Comment: Please include a statement of the Fund’s concentration policy in the list of fundamental investment limitations.

Response:  The Trust responds by adding the following to the list of the Fund’s fundamental investment limitations:

“The Fund will not invest in the securities of any one industry if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of such industry, except that the foregoing does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.”

Statement of Additional Information – Management of the Fund

21.
Staff Comment:  The Staff notes the Trust has included disclosure in this section stating “The Board of Trustees believes that its leadership structure is appropriate and effective in light of the size of the Trust, the nature of its business and industry practices.”  Please include disclosure required by Item 17(b)(i) of Form N-1A in the discussion of the Board Leadership Structure, including the specific characteristics or circumstances of the Fund considered in the determination that the Board’s leadership structure is appropriate.

Response:  The Trust responds by revising the following sentence to read as follows:

The Board of Trustees believes that its leadership structure is appropriate and effective in light of the size of the Trust, the nature of its business and recognizing that while the Chairman is an interested Trustee, he is not interested by virtue of any affiliation with the Advisor but rather due to his affiliation with USBFS.

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo
Secretary
USA Mutuals